UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934


                           AMERICAN SPECTRUM REALTY, INC
                           ------------------------------
                                  Name of Issuer

                           Common Stock, $.01 par value
                     ---------------------------------------
                          (Title of Class of Securities)

                                    02970Q203
                                   ------------
                                   CUSIP Number


                                 Michael G. Zybala
                            Asst. Secretary and Counsel
                            The InterGroup Corporation
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 September 3, 2004
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 02970Q203                                                  Page 2
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1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only
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4.   Source of Funds

     WC
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Delaware
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Number of                                 7.   Sole Voting Power
Shares                                         0
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           5,225
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           0
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               5,225
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,225 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     0.3%
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14.  Type of Reporting Person

     CO
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




CUSIP No. 02970Q203                                                  Page 3
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1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only

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4.   Source of Funds

     PF
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         111,275
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           116,500
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           111,275
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               116,500
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     116,500 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     7.5%
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14.  Type of Reporting Person

     IN
-----------------------------------------------------------------------------

                            SCHEDULE 13D
                    OF THE INTERGROUP CORPORATION
                         AND JOHN V. WINFIELD
                  REGARDING OWNERSHIP OF SECURITIES OF
                      AMERICAN SPECTRUM REALTY, INC.


          This Schedule 13D is being filed by The InterGroup Corporation, a Delaware Corporation ("InterGroup"), and John V. Winfield, the Chairman, President and Chief Executive Officer of InterGroup.

Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this Schedule 13D relates is common stock, par value $.01 per share (the "Common Stock"), of American Spectrum Realty, Inc., a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5850 San Felipe, Suite 450, Houston, Texas 77057.

Item 2.   Identity and Background
          -----------------------

          InterGroup is a Delaware corporation with its principal place of business at 820 Moraga Drive, Los Angeles, California 90049. InterGroup is a public company whose securities are registered under Section 12(g) of the Exchange Act. The principal business of InterGroup is to own and operate multi-family residential property and other real estate. Attached hereto as Appendix A is a schedule setting forth the executive officers and directors of InterGroup. None of the named executive officers or directors was subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

          John V. Winfield's business address is 820 Moraga Drive, Los Angeles, California 90049. Mr. Winfield principal occupation is President, Chief Executive Officer and Chairman of the Board of InterGroup. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and
(e) of this Item.  Mr. Winfield is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          InterGroup used working capital as its source of funds to purchase the shares of Common Stock. Mr. Winfield used personal funds to purchase the shares of Common Stock reported herein.

Item 4.   Purposes of Transactions.
          ------------------------

          InterGroup and Mr. Winfield have acquired the securities of Issuer for investment purposes. Although neither InterGroup nor Mr. Winfield have any present intention to do so, InterGroup or Mr. Winfield may make additional purchases of the securities of Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and other stock market conditions and other future developments. Depending on these factors, InterGroup or Mr. Winfield may decide at any time to sell all or part of their holdings of the Issuer's securities in one or more public or private transactions.

          Except as set forth in this Schedule 13D, InterGroup and John V. Winfield do not have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of
Schedule 13D.


Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) InterGroup, as of September 13, 2004, may be deemed to beneficially own, for purposes of this Section 13(d) of the Exchange Act, 5,225 shares of the Common Stock of Issuer, representing approximately 0.3% of the outstanding Common Stock of Issuer.

          John V. Winfield, as of September 13, 2004, may be deemed to beneficially own for purposes of this Section 13(d) of the Exchange Act, 111,275 shares of the Common Stock of the Issuer, representing approximately 7.2% of the outstanding Common Stock of Issuer. Mr. Winfield has the sole voting and disposition power over the shares of Common Stock owned by him.

          John V. Winfield may be deemed to beneficially own approximately 59.3% of the shares of the common stock of InterGroup. Mr. Winfield is also the Chairman, President and Chief Executive Officer of InterGroup. In those capacities, Mr. Winfield can be deemed to have shared power with InterGroup to direct the voting and disposition of the Common Shares owned by InterGroup. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of
Section 13(d), the Common Stock owned by InterGroup, he would beneficially own 7.5% of the Common Stock of Issuer.

          The above percentages were determined based on the Issuer's representations in its latest filing on Form 10-Q with the Securities and Exchange Commission that it had 1,556,897 shares of Common Stock outstanding as of July 28, 2004.

          (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock owned by InterGroup.

          (c) During the past sixty (60) days, the following transactions were effected in the Common Stock of Issuer by InterGroup or Mr. Winfield:

                                     Average
                                     Price per
Identity        Date      Amount       Share          Nature of Transaction
----------     -------    ------     ---------        ---------------------
Winfield       9/03/04    16,500      $6.659           Open Market Purchase
Winfield       9/07/04     8,800      $7.518           Open Market Purchase
Winfield       9/08/04     9,300      $7.766           Open market Purchase
Winfield       9/10/04     1,800      $7.204           Open Market Purchase
Winfield       9/13/04     7,400      $7.921           Open market Purchase


          (d) No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Inapplicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------------

         None.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         None.

                               SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 13, 2004              THE INTERGROUP CORPORATION
       ------------------
                                   By: /s/ John V. Winfield
                                       ------------------------------------
                                       John V. Winfield, Chairman
                                       President and Chief Executive Officer


Dated:  September 13, 2004             /s/ John V. Winfield
        ------------------             ---------------------------
                                           John V. Winfield

                                APPENDIX A

                         THE INTERGROUP CORPORATION
                       Executive Officers and Directors*



John V. Winfield   -  Chairman of the Board, President and Chief Executive
                      Officer, The InterGroup Corporation.
                      Citizenship: United States

William J. Nance   -  Director. Principal Occupation: Certified Public
                      Accountant ("CPA") and Consultant.
                      Citizenship: United States

Gary N. Jacobs     -  Secretary and Director. Principal Occupation: Executive
                      Vice President, Secretary and General Counsel MGM Mirage.
                      Citizenship: United States

John C. Love       -  Director. Principal Occupation: CPA, Independent
                      consultant to the hospitality and tourism industries;
                      real estate broker.
                      Citizenship: United States

Joseph A. Grunwald -  Vice Chairman of the Board.  Principal Occupation:
                      Industrial, commercial and residential real estate developer.
                      Citizenship: Belgium

Mildred Bond       -  Director.  Principal Occupation: Private consultant to
   Roxborough         the NAACP.
                      Citizenship: United States

David C. Gonzalez  -  Vice President Real Estate, The InterGroup Corporation.
                      Citizenship: United States

David T. Nguyen    -  Treasurer and Controller, The InterGroup Corporation.
                      Citizenship: United States.

Michael G. Zybala  -  Assistant Secretary and Counsel.
                      Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 820 Moraga Drive, Los Angeles, California 90049